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18005721

SEC
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Section
MAR 01 2018
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESTRADA HINOJOSA & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 MAIN ST., SUITE 4700, LB 47
(No. and Street)

DALLAS (City) TEXAS (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT FELT (214) 743-1379
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEAVER AND TIDWELL, LLP
(Name – if individual, state last, first, middle name)

2821 WEST 7TH STREET, SUITE 700 (Address) FORT WORTH (City) TX (State) 76107 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, NOE HINOJOSA, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESTRADA HINOJOSA & COMANY, INC., as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BELINDA ANN GARZA
MY COMMISSION EXPIRES
November 10, 2019

Signature

PRESIDENT & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESTRADA HINOJOSA & COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31, 2017

ESTRADA • HINOJOSA
INVESTMENT BANKERS

CONTENTS

weaver
Assurance · Tax · Advisory

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Estrada Hinojosa & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Estrada Hinojosa & Company, Inc. (the Company) as of December 31, 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Supplemental Information

The supplemental information on pages 18 and 19 (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

The Board of Directors
Estrada Hinojosa & Company, Inc.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.
WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2011.

Fort Worth, Texas
February 27, 2018

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets		
Cash	$	3,265,647
Cash deposits with clearing organization		1,026,031
Investments, at fair value		1,815,330
Trade receivables		1,253,383
Property and equipment, net		276,053
Prepaid expenses		220,024
Deferred tax asset		61,794
Other assets		
less accumulated amortization of $180,000		435,876
Total Assets	$	8,354,138
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	730,349
Federal and state taxes payable		249,044
Notes payable		393,173
Finance lease		207,059
Deferred tax liability		70,887
Total Liabilities		1,650,512
Stockholders' Equity		
Common stock, $.01 par value,		
1,000,000 shares authorized,		
11,951 shares issued and 11,851 outstanding		120
Additional paid-in capital		289,377
Treasury stock, 100 shares		(29,840)
Retained earnings		6,443,969
Total Stockholders' Equity		6,703,626
Total Liabilities and Stockholders' Equity	$	8,354,138

The Notes to Financial Statements are
an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2017

Revenue	
Underwriting	$ 5,451,276
Financial advisory	8,315,519
Interest and other income	52,342
Total revenue	13,819,137
Operating expenses	
Commissions	1,932,028
Clearing costs	10,520
Employee compensation	7,991,728
Office rent	521,605
Depreciation	39,408
Amortization	20,000
Interest expense	41,486
Other operating expenses	2,491,126
Total operating expenses	13,047,901
Income before income taxes	771,236
Income tax expense	324,229
Net income	$ 447,007

The Notes to Financial Statements are
an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2017

	Common Stock $.01 Par Value	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance, December 31, 2016	$ 120	$ 289,377	$ (99,234)	$ 6,018,171	$ 6,208,434
Issuance of stock to employees	-	-	69,394	(34,697)	34,697
Stock compensation expense	-	-	-	13,488	13,488
Net income	-	-	-	447,007	447,007
Balance, December 31, 2017	$ 120	$ 289,377	$ (29,840)	$ 6,443,969	$ 6,703,626

The Notes to Financial Statements are an integral part of this statement.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

Cash Provided by Operating Activities:		
Net income	$	447,007
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation expense		39,408
Amortization expense		20,000
Stock compensation expense		13,488
Deferred income taxes		45,419
(Increase)/decrease in assets		
Cash deposits with clearing organization		(844)
Net change in investments		227,745
Receivable from brokers and dealers		213,539
Trade receivables		(611,969)
Prepaid expenses		3,203
Other assets		(10,876)
Increase/(decrease) in liabilities		
Accounts payable and accrued expenses		(5,745)
Federal and state taxes payable		(98,003)
Cash provided by operating activities		282,372
Cash Used in Investing Activities		
Purchases of property and equipment		(24,420)
Cash used in investing activities		(24,420)
Cash Provided by Financing Activities		
Payments on notes payable		(6,997)
Payments on finance lease		(4,277)
Sale of treasury stock		34,697
Repayment by shareholder		75,000
Cash provided by financing activities		98,423
Net Change in Cash		356,375
Cash at Beginning of Year		2,909,272
Cash at End of Year	$	3,265,647
Supplemental information:		
Cash paid for interest	$	33,003
Cash paid for taxes	$	374,106
Equipment obtained through capital lease	$	211,336

The Notes to Financial Statements are
an integral part of this statement.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Estrada Hinojosa & Company, Inc. (the Company) is a municipal securities dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Texas Corporation.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company maintains its cash at its clearing correspondent broker dealer and in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Basis of Presentation

The Company is engaged in investment banking services which comprises several classes of services, including underwriting activities, financial advisory services, placement agent services, continuing disclosure submission services, and secondary market sales.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Trade receivables are reported in the statement of financial condition at outstanding principal adjusted for any charge offs. An allowance for doubtful accounts is recognized by management based upon a review of specific customer balances, historical losses (bad debts) incurred and general economic conditions. As of December 31, 2017, the Company had no accounts that management believed were doubtful of being collected.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation on property and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives of seven years using the straight-line method.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Property and Equipment (continued)

Major repairs or replacements which increase the useful lives of property and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Property and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

Other assets

Other assets include the purchase price of seat licenses for a professional sports team. The licenses are being amortized over a period of thirty years.

Revenue Recognition

Revenues from the Company's investment banking operations include fees for financial advisory services and underwriting activities and gains and losses on secondary market sales.

Financial advisory fees are recorded on the date of closing. In addition, the Company occasionally acts as a co-financial advisor in which a joint financial advisory relationship exists between the Company and a municipality, as well as between another financial advisor and the municipality to provide financial advisory services. Co-financial advisor fees are recorded when earned.

Underwriting fees, including management fees and fees for group or designated orders in connection with a specific bond issue, are recorded on the date of closing, net of syndicate expenses arising from a bond issuance in which the Company participates as a syndicate member. In the instance where the Company is the designated senior-managing underwriter, underwriting fees in connection with a specific bond issue are recorded on the trade date. In the normal course of business, the Company enters into underwriting commitments. Transactions related to such underwriting commitments that were open at December 31, 2017, and were subsequently settled, had no material effect on the financial statements as of that date.

Secondary market sales of municipal securities held arising from unsold balances in connection with a specific bond issue, including gains and losses resulting from such transactions, are recorded on the trade date.

Fees for placement agent services and continuing disclosure submission services are recorded when earned.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary or permanent differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled. The measurement of deferred tax assets is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Management fully expects to utilize the deferred tax assets recorded and no allowance has been reflected in the financial statements.

Changes in future tax rates are recognized upon enactment of the new rates and are recorded as a component of income tax expense. As a result of the Tax Cuts and Jobs Act, the Company has adjusted its deferred tax assets and liabilities to reflect future rates.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

As of December 31, 2017, the Company, using that guidance, has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 3. FAIR VALUE

Fair Value Measurement

Investments are recorded at fair value and investment transactions are recorded on the trade date. FASB ASC 820 "Fair Value Measurement", defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.

Level 2 inputs: inputs that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, and other observable inputs other than quoted market prices included within level 1.

Level 3 inputs: are significant unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset.

At December 31, 2017, the Company's investments consist of certificates of deposit with original maturities greater than 90 days valued at $1,815,330. Broker pricing is used for valuation of certificates of deposit, and is based on pricing of similar assets. For the year ended December 31, 2017, unrealized losses were $118 and are included in interest and other income in the statement of income.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2017.

ESTRADA HINOJOSA & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 3. FAIR VALUE - CONTINUED

Fair Value Measurements on a Recurring Basis
As of December 31, 2017

Assets	Level 1	Level 2	Level 3	Total
Certificates of deposit	-	$ 1,815,330	-	$ 1,815,330
TOTALS	$ -	$ 1,815,330	$ -	$ 1,815,330

NOTE 4. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2017, consist of the following:

	Receivable	Payable
Deposits for securities borrowed/loaned	$ 1,001,012	-
Other	25,019	-
	$ 1,026,031	$ -

At December 31 2017, the above balance is included in cash deposits with clearing organization ($1,026,031). No receivables from brokers and dealers are recorded in the statement of financial condition at December 31, 2017.

The Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

ESTRADA HINOJOSA & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 5. PROPERTY AND EQUIPMENT, NET

Furniture, fixtures and equipment consists of the following at December 31, 2017:

Property and Equipment		
Computer equipment and software	$	586,936
Furniture and fixtures		90,450
Leasehold improvements		66,740
		744,126
Accumulated depreciation		(468,073)
Property and Equipment, Net	$	276,053

NOTE 6. LONG-TERM DEBT

Long-term debt at December 31, 2017 consists of the following:

Note payable to an entity in 30 equal annual payments of $40,000 including 8.15% interest beginning March 1, 2009 and ending January 1, 2039, secured by Dallas Cowboys' seat licenses.	$	393,173

Future payments under long-term debt as of December 31, 2017 are as follows:

Year Ending December 31		
2018		7,573
2019		8,198
2020		8,874
2021		9,606
2022		10,398
Thereafter		348,524
	$	393,173

NOTE 7. CAPITAL LEASE

During 2017, the Company entered into a capital lease to finance the acquisition of a phone system, including equipment, software and hardware. The interest rate on this lease was 3.488%. The outstanding principle balance at December 31, 2017 was $207,059 and monthly principal and interest payments of $6,786 are due until maturity of the lease in September 2020.
Assets capitalized under the lease totaled $211,336, and accumulated depreciation was $7,548 at December 31, 2017. Total depreciation expense was $7,548 for the year ended December 31, 2017 and is included in Depreciation in the Statement of Income.

The following schedule of future lease payments under capital lease, are as follows:

Year Ending December 31:	
2018	$ 81,426
2019	81,426
2020	54,284
Total minimum lease payments	$ 217,136
Less: Amount representing interest	10,077
Present value of minimum lease payment	$ 207,059

NOTE 8. COMMITMENTS AND CONTINGENCIES

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2017, are listed as follows:

Year Ended December 31	Total
2018	$ 321,746
2019	254,500
2020	243,273
2021	78,328
	$ 897,847

Certain leases contain renewal options and escalation clauses. Rent expense for the year ended December 31, 2017, was $521,605 and is included in the office rent line on the statement of income.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $5,017,045 which was $4,915,255 in excess of its required net capital of $101,790. The Company's net capital ratio was .30 to 1.

NOTE 10. INCOME TAX EXPENSE

Income tax expense consists of the following at December 31, 2017:

Income taxes		
Federal:		
Current	$	220,780
Deferred		45,419
State:		
Arizona		50
California		800
Florida		-
Illinois		3,000
New York		11,178
Texas		43,002
Total tax expense	$	324,229

Current income tax expense differs from the tax computed by applying the federal statutory rates to income before taxes principally because of state income taxes and non-deductible expenses for tax purposes, and differences between the book and tax basis of the assets and liabilities.

NOTE 10. INCOME TAX EXPENSE - CONTINUED

Components of the net deferred tax asset (liability) are as follows at December 31, 2017:

Deferred tax assets resulting from:		
Unrealized losses on securities	$	571
Deferred rent		12,424
Reimbursable expenses		48,799
Total deferred tax asset	$	61,794
Deferred tax liability resulting from:		
Stock compensation	$	(12,786)
Property and equipment		(58,101)
Total deferred tax liability	$	(70,887)

NOTE 11. RETIREMENT PLAN

Effective January 1, 2002, the Company adopted a 401(k) retirement plan that covers all employees that complete a minimum of six months of service. Eligible employees may contribute any amount to the plan, up to the statutory maximum permitted. Each year, the Company has the discretion to make a non-elective contribution to the accounts of each employee eligible to participate in the plan. The Company's contribution to the plan for 2017 was $198,354.

NOTE 12. RELATED PARTY TRANSACTIONS

The Company rents a property in South Padre Island, Texas from an affiliate related through common ownership. Total included in rental expense was $87,000 for the year ended December 31, 2017.

NOTE 13. STOCK REPURCHASE AGREEMENT

During 2011, the Company entered into a stock repurchase agreement with a current shareholder. The agreement included three installments. The first installment was executed in December 2011 for 1,350 shares at $399 per share. The Company paid half of the agreed price prior to December 31, 2011, and the remainder subsequent to year-end. The second installment was executed on July 13, 2012, for 500 shares at $399 per share. The third installment was executed on December 14, 2012, for 300 shares at $399 per share.

NOTE 13. STOCK REPURCHASE AGREEMENT - CONTINUED

During 2015, 200 shares of the company stock were sold back to the Company by a former employee, who is now retired. The Company adopted an employee stock purchase plan in order to offer the 2,350 repurchased shares to various key employees. During 2011, 855 shares were purchased by employees at $199 per share for a total of $170,376. During 2012, 605 shares were purchased by employees at $199 per share for a total of $120,558. During 2013, 465 shares were purchased by employees at $199 per share for a total of $92,655. During 2016, 175 shares were purchased by employees at $231.31 per share for a total of $40,480. During 2017, 150 shares were purchased by employees at $231.31 per share for a total of $34,697. The employee stock purchase plan includes a provision that if employment is terminated within three years of the purchase date (vesting period), the stock must be sold back to the Company at the lesser of the price paid by the employee or the book value per share at the termination date. Compensation expense related to the sale of shares at a discount will be amortized over the next three years for each installment. Compensation expense of $13,488 was recognized during the year ended December 31, 2017, and $61,689 remains to be amortized through December 31, 2020.

NOTE 14 . SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2018, which is the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

ESTRADA HINOJOSA & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Net Capital Computation:		
Total shareholders' equity	$	6,703,626
Non-allowable assets -		
Trade receivables		(697,177)
Prepaid expenses, other assets, and receivables from affiliates		(706,818)
Property and equipment, net		(276,053)
Net capital before haircuts on security positions		5,023,579
Haircuts on securities		6,533
Net Capital	$	5,017,045
Computation of Basic Net Capital Requirement:		
Minimum net capital requirement	$	101,790
Minimum dollar net capital requirement	$	100,000
Net capital requirement	$	101,790
Excess net capital	$	4,915,255
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	4,864,359
Computation of Aggregate Indebtedness:		
Total aggregate indebtedness	$	1,526,856
Percentage of aggregate indebtedness to net capital		30.43%

The above computation does not differ from the amended computation of net capital under Rule 15c3-1 as of December 31, 2017, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on February 26, 2018.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENTS REGARDING RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

Computation for Determination of the Reserve Requirement Pursuant to Rule 15c3-3:

The Company is exempt from maintaining a special reserve account under the provisions of SEC Rule 15c3-3 (k)(2)(ii).

Information Relating to the Possession or Control Requirement as required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted as the Company has no customer securities in its possession or under its control.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant To Rule 17a-5(d)(2):

There were no liabilities which were subordinated to the claims of general Creditors at December 31, 2017 or for the year then ended.

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*****2584*********************MIXED AADC 220
37440 FINRA DEC
ESTRADA HINOJOSA & COMPANY INC
47TH FLOOR LB 47
1717 MAIN ST STE 4700
DALLAS, TX 75201-4640

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Felt (214) 743-1379

2. A. General Assessment (item 2e from page 2) $ 20,651

B. Less payment made with SIPC-6 filed (**exclude interest**) (8,966)

7/24/17
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 11,685

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Estrada Hinojosa & Company, Inc.
(Name of Corporation, Partnership or other organization)

R A Estrada
(Authorized Signature)

Dated the 27 day of February, 2018.

Senior Managing Director & CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 13,819,137
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	10,520
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 41,543	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	52,063
2d. SIPC Net Operating Revenues	$ 13,767,077
2e. General Assessment @ .0015	$ 20,651 (to page 1, line 2.A.)

ESTRADA HINOJOSA & COMPANY, INC.
OPERATING ACCOUNT

17659

SIPC 2/27/2018

2056 · Other Accrued Expenses	SIPC (7) difference		11,685.00

Operating #5372	SIPC Assessment Fee	11,685.00

ESTRADA HINOJOSA & COMPANY, INC.
OPERATING ACCOUNT

17659

SIPC 2/27/2018

2056 · Other Accrued Expenses	SIPC (7) difference		11,685.00

Operating #5372	SIPC Assessment Fee	11,685.00

ESTRADA • HINOJOSA
INVESTMENT BANKERS

ESTRADA HINOJOSA & COMPANY, INC.

COMPLIANCE REPORT

Estrada Hinojosa & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission {17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers") . As required by 17 C.F.R. 240.17a-5(d)(1) and (3), the Company states as follows:

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

2. The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2017.

3. The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2017.

4. The Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. 240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2017; and

5. The information the Company used to state that the Company was in compliance with 17 C.F.R. 240.15c3-1 and 17 C.F.R. was derived from the books and records of the Company.

Estrada Hinojosa & Company, Inc.

I, Robert A. Estrada, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: RA Estrada

Chief Compliance Officer

February 21, 2018

cc: Noe Hinojosa, Jr., President & CEO

weaver
Assurance · Tax · Advisory

Report of Independent Registered Public Accounting Firm On Applying Agreed-Upon Procedures

To the Shareholders
Estrada Hinojosa & Company, Inc.
Dallas, Texas

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, which were agreed to by Estrada Hinojosa & Company, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.
WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
February 27, 2018

ESTRADA • HINOJOSA
INVESTMENT BANKERS

ESTRADA HINOJOSA & COMPANY, INC.

EXEMPTION REPORT

Estrada Hinojosa & Company, Inc. (the "Company"} is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers'}. This exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d}(1} and (4}. To the best of its knowledge and belief, the Company states the following:

Estrada Hinojosa & Company, Inc., is exempt from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k} as the Firm operates under the (k}(2}(ii} exemption. All customer transactions are cleared through Hilltop Securities, Inc. ("Hilltop"} on a fully disclosed basis. The Firm has met the (k}(2}(ii} exemption throughout the most recent fiscal year without exception (2017). The Firm has operated under this exemption since retaining Hilltop for our clearing services.

Estrada Hinojosa + Company, Inc.

Estrada Hinojosa & Company, Inc.

I, Noe Hinojosa, Jr., swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

President & CEO

February 21, 2018

Cc: Robert A. Estrada, Senior Managing Director

ESTRADA HINOJOSA & COMPANY, INC.
1717 Main Street • Suite 4700, Lockbox 47 • Dallas, Texas 75201
(214) 658-1670 • (800) 676-5352 • Fax (214) 292-8849

Estrada Hinojosa & Company, Inc.

Exemptive Provisions Regarding Rule 15c3-3
Under the Securities Exchange Act of 1934

Assurance • Tax • Advisory

weaver
Assurance · Tax · Advisory

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Estrada Hinojosa & Company, Inc.

We have reviewed management's statements, included in the accompanying Estrada Hinojosa & Company, Inc Exemption Report, in which (1) Estrada Hinojosa & Company, Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception (2017). The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.
WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
February 27, 2018

AN INDEPENDENT MEMBER OF
BAKER TILLY INTERNATIONAL

WEAVER AND TIDWELL, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

2821 WEST SEVENTH STREET, SUITE 700, FORT WORTH, TX 76107
P: 817.332.7905 F: 817.429.5936

weaver
Assurance · Tax · Advisory

February 27, 2018

Board of Directors
Estrada Hinojosa & Company, Inc.
1717 Main Street, Suite 4760
Dallas, Texas 75201

Dear Mr. Hinojosa:

We have substantially completed our audit of the financial statements of Estrada Hinojosa & Company, Inc. (the Company) as of and for the year ended December 31, 2017. Professional standards require that we advise you of the following matters relating to our audit.

Our Responsibility under Public Company Accounting Oversight Board Standards

As communicated in our engagement letter dated November 7, 2017, our responsibility, as described by professional standards, is to plan and perform our audit to form and express an opinion about whether the financial statements that have been prepared by management are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America. Our audit of the financial statements does not relieve you or management of your respective responsibilities.

Our responsibility, as prescribed by professional standards, is to plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud. Accordingly, there is some risk that a material misstatement would remain undetected. Although not absolute assurance, reasonable assurance is a high level of assurance. Also, a financial statement audit is not designed to detect error or fraud that is immaterial to the financial statements. An audit of financial statements includes consideration of internal control over financial reporting sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed. An audit of financial statements is not designed to provide assurance on internal control or to identify internal control deficiencies. Accordingly, as part of our audit, we considered the internal control of the Company solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

We are also responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Significant Issues with Regard to Appointment or Retention of the Auditor

In the normal course of our professional association with Estrada Hinojosa & Company, Inc., we generally discuss a variety of matters, including the application of accounting principles and auditing standards, business conditions affecting the entity, and business plans and strategies that may affect the risks of material misstatement.

No significant issues were encountered in connection with our retention as the auditors of Estrada Hinojosa & Company, Inc.

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL
WEAVER AND TIDWELL, L.L.P. CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS
2821 WEST SEVENTH STREET, SUITE 700, FORT WORTH, TX 76107
P: 817.332.7905 F: 817.429.5936

No significant discussions were held regarding the application of accounting principles and auditing standards during the retention process.

Significant Risks Identified during Risk Assessment Procedures

The following significant risks were identified during the performance of our risk assessment procedures:

- Misappropriation of cash or securities which is an inherent risk in the industry due to the liquidity of the assets.
- Improper revenue recognition related to the amount and whether the revenue is recorded in accordance with customer contracts and agreements.
- Acceleration of expenses to reduce overall income tax liability.
- Error in booking of journal entries which could result in material misstatement of the financial statements.
- Misstatement of net capital, due to regulatory significance.

Significant Changes to Our Planned Audit Strategy or to the Significant Risks Originally Identified

No significant changes were made to our planned audit strategy or to the significant risks originally identified during the course of the audit.

Significant Accounting Policies and Practices, and Significant Unusual Transactions

Management has the responsibility to select and use appropriate accounting policies. A summary of the significant accounting policies adopted by the Company is included in Note 2 to the financial statements.

There have been no initial selection of accounting policies and no changes in significant accounting policies or their application during the year ended December 31, 2017. No matters have come to our attention that would require us, under professional standards, to inform you about (1) the methods used to account for significant unusual transactions and (2) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

Critical Accounting Policies and Practices

The following accounting policies and practices are considered critical:

- Revenue recognition is considered a critical accounting policy based on the impact of revenue on the financial statements as well as the levels of capital needed for regulatory purposes. Revenue is recognized when a service is provided for a fee. Based on the types of services and products offered by Estrada Hinojosa & Company, Inc., the recognition of revenue is not complex, however, there is a large volume of transactions that occur, which increases the risk of errors in revenue recognition. The accounting policy used by Estrada Hinojosa & Company, Inc. is in accordance with current accounting guidance.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's current judgments. Those judgments are normally based on knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements or their high degree of subjectivity, and because of the possibility that future events affecting them may differ markedly from management's current judgments.

The most sensitive accounting estimates affecting the financial statements are:

- Management's estimate of the allowance for doubtful accounts is based upon a review of specific customer balances, historical losses incurred and general economic conditions. At December 31, 2017 management determined that no allowance is required, which appears to be the low end of possible outcomes.
- Management's estimate of the fair value of employee stock compensation is based on book value per share of the Company's stock as of December 31, 2016.

We evaluated the key factors and assumptions used to develop these estimates and determined that they are reasonable in relation to the basic financial statements taken as a whole.

Certain financial statement disclosures involve significant judgment and are particularly sensitive because of their significance to financial statement users. The most sensitive disclosures affecting Estrada Hinojosa & Company, Inc.'s financial statements relate to net capital requirements. These disclosures present information pertinent to your regulators.

Auditor's Evaluation of the Quality of the Entity's Financial Reporting

The primary responsibility for establishing an entity's accounting principles rests with management and includes not only the appropriateness of the accounting policies and practices, but also the quality of such policies, including the identification of critical accounting policies and practices, critical accounting estimates, and significant unusual transactions. Quality policies and practices include the consistency of the entity's accounting policies and their application, the clarity and completeness of the entity's financial statements and related disclosures, and items that could have a significant effect on the faithfulness, verifiability, and objectivity of the accounting information included in the financial statements. Pursuant to professional standards, our responsibility is to evaluate, assess, and communicate our conclusions of the quality of management's financial reporting to the audit committee.

Based on our evaluation, we have found the quality of management's disclosures about significant and critical accounting policies acceptable.

Based on our evaluation, we have found that management's financial statement presentation, including the form, arrangement, and content of the financial statements and the related disclosures are in accordance with U.S. GAAP.

We identified the following new accounting pronouncements applicable to the Company:

- In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." The guidance in this ASU supersedes the revenue

recognition requirements in Topic 605, "Revenue Recognition." Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU No. 2014-09 are effective for public business entities for annual reporting periods beginning after December 15, 2017. As a result, the requirements in this standard are applicable to regulatory filings in 2018 as well as the annual 2018 financial statements.

We did not identify any alternative accounting treatments permissible under U.S. GAAP for policies and practices related to material items that are applicable to the entity.

Other Information in Documents Containing Audited Financial Statements

Pursuant to professional standards, our responsibility as auditors for other information in documents containing Estrada Hinojosa & Company, Inc.'s audited financial statements does not extend beyond the financial information identified in the audit report, and we are not required to perform any procedures to corroborate such other information. However, in accordance with such standards, our procedures over the computation of net capital under Rule 15c3-1, which is included in the financial statements as supplementary information, included agreeing the amounts included in the computation to our audit workpapers, the underlying accounting records and the financial statements themselves. Our auditor's report will include an "in relation" opinion to this information stating that it is fairly stated in all material respects in relation to the financial statements as a whole.

Our responsibility also includes communicating to you any information which we believe is a material misstatement of fact. Nothing came to our attention that caused us to believe that such information, or its manner of presentation, is materially inconsistent with the information, or manner of its presentation, appearing in the financial statements.

Difficult or Contentious Matters for Which the Auditor Consulted

We encountered no difficult or contentious matters for which we consulted outside of the engagement team.

Management's Consultations with Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

Going Concern

Pursuant to professional standards, we are required to communicate to you, when applicable, certain matters relating to our evaluation of the entity's ability to continue as a going concern for a reasonable period of time, including the effects on the financial statements and the adequacy of the related disclosures, and the effects on the auditor's report. No such matters or conditions have come to attention during our audit engagement.

Uncorrected and Corrected Misstatements

For the purposes of this letter, professional standards require that we communicate to you all uncorrected misstatements related to accounts and disclosures, and discuss with you the basis for the determination that the uncorrected misstatements were immaterial, including the qualitative factors considered. Additionally, we are required to communicate to you the future-period impact of the current-period uncorrected misstatements on the financial statements. Uncorrected misstatements in the current year were isolated to the reversing impact of a prior year adjustment to increase income tax expense by $40,152 to correct for prior period overstatements of unrealized gain/loss on investments. The reversing impact of this adjustment had a $40,152 effect on current year net income (increase) and opening retained earnings (decrease).

In addition, we are required to communicate misstatements, other than those determined to be clearly trivial, related to accounts and disclosures identified during the audit engagement that have been corrected by management. Any such audit adjustments, in our judgment, may not have been detected except through the performance of auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the entity's financial reporting process (that is, could potentially cause future financial statements to be materially misstated). There were no audit adjustments identified in the process of conducting our audit procedures. In our judgment, none of the adjustments we proposed, whether recorded or not by the entity, either individually or in the aggregate, indicate matters that could have a significant effect on the entity's financial reporting process.

Material Written Communications

We have had no other material written communications with management.

Departure from the Auditor's Standard Report

We do not expect to issue a modified opinion or an opinion that includes explanatory language in the auditor's report.

Disagreements with Management

For purposes of this letter, disagreements with management involve matters, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter, which could be significant to Estrada Hinojosa & Company, Inc.'s financial statements or the auditor's report. No such disagreements arose during the course of the audit.

Significant Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management relating to the performance of the audit.

Other Matters

In accordance with Public Company Accounting Oversight Board (PCAOB) *Ethics and Independence* Rules and Standards (Rule 3526, *Communication with Audit Committees Concerning Independence*), we are required to disclose to you, at least annually and in writing, all relationships between our firm and any affiliates and Estrada Hinojosa & Company, Inc. and its related entities or persons in financial reporting oversight roles at the Company that may reasonably be thought to impair our independence, prior to continuing our engagement as your company's auditor.

We are aware of the following relationships that are relevant to the audit of the financial statements for the year ending December 31, 2017 for Estrada Hinojosa & Company, Inc.:

- Weaver and Tidwell, L.L.P. has been engaged to prepare the Company's Form 1120, U.S. Corporation Income Tax Return, all applicable state and local tax returns and to be available for consultation regarding these services, and to provide tax services to Noe Hinojosa, President and CEO of Estrada Hinojosa & Company, Inc.

We confirm that we are independent of Estrada Hinojosa & Company, Inc. within the meaning of the federal securities laws administered by the Securities and Exchange Commission and the PCAOB *Ethics and Independence* Rules and Standards.

We are available to discuss with the audit committee the potential effects of such relationships and this service on our firm's independence at a date of your convenience.

This report is intended solely for the information and use of the audit committee, the board of directors, and management of Estrada Hinojosa & Company, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

ESTRADA HINOJOSA
INVESTMENT BANKERS

1717 Main St., Ste. 4700, Dallas, Texas 75201
800.676.5352 / www.estradahinojosa.com